Exhibit 99.2

Electra Meccanica Appoints the Honourable Jack Austin to Board of Directors

VANCOUVER, British Columbia, Nov. 20, 2018 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today appointed the Honourable Jack Austin to the Electra Meccanica Board of Directors. Mr. Austin’s appointment increases the total number of board members to seven, with five independent members.

Mr. Austin brings to Electra Meccanica a distinguished career of more than 50 years, including the teaching and practice of business law, experience as a corporate executive, and extensive experience in public policy. He served as a Deputy Minister, Principal Secretary to Prime Minister Pierre Elliot Trudeau, as a Senator representing British Columbia, and as Cabinet Minister in the Governments of Prime Minister Pierre Trudeau and Prime Minister Paul Martin. Mr. Austin served as President of the Canada China Business Council from 1993 to 2000, and for the following three years as Vice-Chairman.

Mr. Austin retired from the Canadian Senate in 2007 and resumed his activity in the private sector, during which time he served on the advisory council of several leading academic institutions, including the University of British Columbia and Simon Fraser University.

“We are truly honored to have Jacob Austin join our board of directors,” said Steven Sanders Chairman of Electra Meccanica. “Mr. Austin is a visionary policy maker and businessman, with extensive experience in international business. His unique combination of business acumen, industry ties and a deep passion for our environment makes Mr. Austin an ideal fit for our board of directors. I look forward to his contributions during this exciting time for Electra Meccanica.”

“As a businessman, former senator and strong proponent of a clean energy future, I am very pleased to join the Electra Meccanica Board of Directors,” said Jack Austin. “The Company’s vehicles are well-engineered, affordable, efficient and most importantly – fun. I look forward to leveraging my experience to advise management on its strategic initiatives to increase shareholder value and accelerate the adoption of its innovative electric vehicles worldwide.”

About ElectraMeccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses. For more information, visit www.electrameccanica.com.

Safe Harbor Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released November 20, 2018